July 19, 2010

Maryse Mills-Apenteng, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

101 F Street, N.E.

Washington D.C. 20549

Re:       Tempco, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 16, 2010

File No. 001-10320

Dear Ms. Mills-Apenteng:

On behalf of the above-named Tempco, Inc. (the “Company”), we respond as follows to your letter of June 24, 2010:

We have amended Proposal No. 2 to make it not merely a shareholder resolution, but an amendment to the Company’s Articles of Incorporation. We have further expanded our disclosure under Proposal No. 2 to indicate that there is nothing in the Company’s Articles of Incorporation or Bylaws, nor is there anything in Nevada corporate law, that would restrict the Company from adopting an amendment to its Articles of Incorporation to grant the Board of Directors the authority and discretion to change the corporate name of the Company. We have also added disclosure to highlight Section 78.037 of the Nevada Revised Statutes, which provides that a corporation’s Articles of Incorporation may contain provisions that create or grant specified rights or powers of a corporation to its board of directors. We believe that Proposal No. 2, as amended, complies with Section 78.037 of the Nevada Revised Statutes as it merely amends the Company’s Articles of Incorporation to grant certain rights to the Company’s Board of Directors, namely the ability to change the corporate name.

The securities laws are to be construed in the light of economic reality, (Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946)). We submit that that the proposal reflects the economic reality of this Registrant. The Company is a shell company whose objective is to form a combination with an operating company. We suggest that the Commission may take administrative notice of the fact that a “shell merger” typically involves a change in the corporate name.  Proposal No. 2 limits the name changing authority to occasions of business combinations.  In fact the Proposal allows the Board of Directors to change the name only once, from Tempco, Inc. to the name so chosen by the Board of Directors.  A review of the file of this particular company will show that its name has been changed at least four times, each reflecting the nature of its business at the time.

The authority sought is not in fact a “blank check”. The authority sought is limited to a name change in connection with a business combination, where the reality is that the new name is not selected unilaterally by the Board of Directors of either party but rather by an agreement between the parties to the business combination. Further limitations arise out of state statutes prohibiting deceptive or confusing corporate names and the rules the Commission with respective to the use of misleading names by registrants. Furthermore, Directors are fiduciaries, bound act in the interests of shareholders.  The Commission should not assume that Directors will act in any other way.

The Company is a “public company” and will continue to be so after any foreseeable business combination.  The names of public companies are chosen to further its recognition and reputation in its industry. State corporation codes, requiring name changes to be made or authorized by shareholders are relics of a bygone age when, it seems, corporate names were material to the relatively few private shareholders. It is submitted that today’s economic realities are such that choice of name is not material to shareholders of public companies and their involvement is necessitated solely by obsolescent state statutes.

As stated in Proxy Statement, the Company believes that the ability to change its corporate name promptly is in its best interests, allowing the Company to make a smooth transition to its future direction and avoid the delay and expense incident to obtaining the name approval from the Company’s shareholders only after a specific business combination has occurred.

In connection with responding to the comments in your letter of June 24, 2010, the Company has provided a written statement acknowledging the items you have requested.

Please do not hesitate to contact me or Stephen T. Meadow if you have any further questions.

Sincerely,

FIRETAG, STOSS & DOWDELL, P.C.

/s/ John L. Stoss

John L. Stoss